UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

Name of issuer: His Only Son Films LLC

Legal status of issuer
       Form: Limited Liability Company
       Jurisdiction of Incorporation/Organization: Delaware
       Date of organization: October 30, 2018

Physical address of issuer: 1502 Pershing Dr. UNIT C. San Francisco, CA 94129

Website of issuer: www.hisonlysonfilm.com

Is there a co-issuer? No

Name of intermediary through which the Offering will be conducted: VAS Portal, LLC

CIK number of intermediary: 0001749383

SEC file number of intermediary: 007-00165

CRD number, if applicable, of intermediary: 298941

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

       Eight percent (8%) of the amount actually raised to be paid in cash.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

       None

Type of security offered: Promissory Note

Target number of securities to be offered: 250,000

Price (or method for determining price): 100% of the principal amount of the Promissory Note

Target offering amount: $250,000

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☑ First-come, first-served basis

☐ Other – provide a description:

Maximum offering amount (if different from target offering amount): $1,235,000

Deadline to reach the target offering amount: March 2, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees: 4

	Most recent fiscal year-end (2022)	**Prior fiscal year-end (2021)**
Total Assets	$365,378	$326,061
Cash & Cash Equivalents	0	0
Accounts Receivable	0	0
Debt	0	0
Revenues/Sales	0	0
Cost of Goods Sold	0	0
Taxes Paid	$498	$399
Net Income	-$7,952	-$4,634

The jurisdictions in which the issuer intends to offer the Securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, PR, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY.

———————————————

OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management, and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer: His Only Son Films LLC

ELIGIBILITY

2. ☒ Check this box to certify that all of the following statements are true for the issuer:
   ● Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   ● Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   ● Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   ● Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   ● Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   ● Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? Yes ☐ No ☒

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Director:	Principal Occupation:	Main Employer:	Dates of Service:

| David Helling | Filmmaker | RockBridge Productions | 2018-Current |
| Roman Medjanov | Filmmaker | RockBridge Productions | 2014-Current |

OFFICERS OF THE COMPANY

5. Provide the following information about each officer and director (and any persons occupying a similar status or performing a similar function) of the issuer:

Officer:	Position:	Dates of Service:	Responsibilities:
David Helling	Co-Owner	10/06/2022	Creative Operations - marketing, messaging, director, merchandising, etc.
Roman Medjanov	Co-Owner	12/18/2019	Business Operations - financial management, legal management, consulting, etc.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
David Helling	77,500	50%
Roman Medjanov	77,500	50%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

General

His Only Son Films LLC was formed as a Delaware limited liability company on October 30, 2018 to develop, produce and distribute the film entitled *His Only Son* ("His Only Son" or the "Film").

● Description of the Film

- o It's a Biblical Period film with the following story: After being called on by the Lord, Abraham's faith is tested on his three day journey to sacrifice his son.
- When it was produced
  - o Principal Photography was done in the summer of 2019.
- Terms of any existing indebtedness
  - o His Only Son Films LLC has entered into a campaign booster loan agreement with Angel Studios, Inc. in an amount up to $200,000, but which is spent/incurred only as it is spent on marketing for the project.
- How you plan to distribute the Film (i.e., just theatrical release or through at-home streaming services)
  - o Initially it will be a theatrical release.
- When you intend to distribute the Film
  - o March 31st, 2023
- Any other relevant business information regarding the company or the film
  - o The Company was solely set-up for the making and distribution of the film "His Only Son". As it currently stands, the film has acquired a distribution deal with the intent to release the film in theaters nationwide at the end of March, 2023.

Unlike other film companies that are looking for investments to develop and produce a film, the Company has already finalized the development and production of *His Only Son*. The Company is currently seeking $1,235,000 for the Film's Prints and Advertising ("P&A"). "P&A" is an industry term for "print and advertising," and generally refers to the money spent to release and market a feature film. P&A applies when a theatrical motion picture is completed or is in the advanced stages of completion.

The Company is offering, through this Offering, up to $1,235,000 in aggregate principal amount of promissory notes (the "Crowd Notes"). The Crowd Notes will be unsecured, general recourse obligations of the Company. The Crowd Notes will not accrue interest; however, the Crowd Notes will be entitled to receive a "preferred return" of 120% of the investor's original principal amount of the Crowd Note. The Company shall pay to the Holder, on or before the earlier of the earliest dates when such amounts are available to be repaid out of the Gross Receipts of the Film, but in any event no later than the date which is the earlier of (x) twelve (12) months after the initial theatrical release of the Film and (y) December 31, 2024. The Crowd Notes will be issued in electronic form only and will not be listed on any securities exchange. The Crowd Notes will generally not be transferable. Therefore, investors must be prepared to hold their Crowd Notes to maturity. Each investor must enter into a Note Purchase Agreement (the "Note Purchase Agreement") with the Company, which will govern all purchases of Crowd Notes the investor makes through this Offering.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

<u>**Risks Related to the Company and our Business**</u>

The Company's assumptions concerning future operations may not be realized.

The Company's goal is to distribute the Film using the budget as set forth in the table below. The Company's projected results are dependent on the successful implementation of the Company's business plan and strategies and are based on hypothetical assumptions and events over which the Company has only partial or no control.

Furthermore, as a faith-based film, the potential market may be smaller than your average blockbuster.

While management believes that its goals and objectives are reasonable and achievable, no assurance can be given that they will be realized. The revenue we could generate will vary greatly based on factors that we cannot quantify, including things such as methods of distribution later negotiated, audience interest, general economic outlook, etc.

Management will have broad discretion as to the use of the proceeds from the offering.

Investors will be relying on the judgment of the Company's management as to the use of the net proceeds from the Offering for the purpose of marketing, advertising and distributing the Film.

The Company has a limited operating history upon which investors can evaluate the Company.

The Company was formed in 2018 for the sole purpose of developing, producing and distributing the Film. Accordingly, the Company has limited operating history on which prospective investors may evaluate the Company's business and prospects. The Company has no revenues and requires the net proceeds from the sale of [Preferred Units/Crowd Notes] to fund the P&A and ultimately the distribution of the Film. When the Film is distributed, no assurance can be given that the Film will receive market acceptance.

The company is new and faces all of the risks of a start-up company.

The Company will encounter challenges and difficulties frequently experienced by early-stage companies, including the expenses, difficulties, complications and delays frequently encountered in connection with the formation and commencement of operations, the distribution of a movie, and the competitive environment in which the Company intends to operate. The Company may not successfully address any of these risks. If the Company does not successfully address these risks, the Company's business will be seriously harmed.

Our offices control the Company and we currently have no independent directors.

Our two executive officers are currently also our controlling members. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related-party transactions. We also do not currently benefit from the advantages of having any independent directors, including bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within the Company, having extra checks and balances to prevent fraud

The Company's success depends on the successful distribution of a single film and the Company is unable to diversify its investment to reduce its risk of failure.

The Company will only produce and distribute the Film. No assurance can be given that the Company's management team will be able to successfully make arrangements for the distribution of the Film. Because the Company will have only one asset (the Film), the Company is more vulnerable to unanticipated occurrences than a more diversified business. The completion and distribution of the Film is subject to numerous uncertainties, including financing requirements, personnel availability and the release schedule of competing films. There may be additional problems which could adversely affect the Company's profitability, including (without limitation) public taste, which is unpredictable and susceptible to change; competition with other films and/or shows, motion pictures and other leisure activities; print and advertising (P&A) costs; uncertainty with respect to release dates; and the failure of other parties to fulfill their contractual obligations and other contingencies. No assurance can be given that the Company will be able to successfully distribute or realize any revenue from the Film. Failure to distribute or realize any such revenues will have a material adverse effect on the Company's business, operating results and financial condition.

Additionally, the Company's lack of diversification may make it vulnerable to oversupplies in the market. Most of the major U.S. production studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, which can provide means of distributing their products. The number of productions released by the Company's competitors, particularly the major U.S. production studios, in any given period may create an oversupply of product in the market and may make it difficult for the Company to succeed.

Because the film industry business is highly speculative, the Company may never achieve profitability.

The film industry is highly speculative and involves a substantial degree of risk. No assurance can be given of the economic success of any film since the revenues derived from the production and distribution of such product primarily depend on its acceptance by the public, which cannot be predicted. The commercial success of a film also depends on the quality and acceptance of competing products and shows released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. We have no control over what other films or shows or content is released at the same time as our content and thus we cannot know, but it is always possible, that another company's content may be more desirable than our own and we are unsuccessful in competing in the market. No assurance can be given that the Film will appeal to the public or that other shows and films may not be more appealing and therefore reduce the demand to view the Film. Accordingly, there is a substantial risk that the Film will not be commercially successful, in which case the Company may be unable to recoup costs associated with the production and distribution of the Film or realize revenues or profits from the sale of the Film.

The Film may not succeed if it receives unfavorable reviews.

The financial success of a film, in large measure, depends on the reaction of the public, which is often influenced by professional reviewers or critics for newspapers, television and other media. It is impossible to judge in advance what the reaction of these reviewers and critics will be to the Film. To the extent that the Film receives unfavorable reviews from these reviewers and critics, its chances of success may be substantially diminished.

Technological advances may reduce demand for films and televisions.

The entertainment industry in general, and the motion picture and television industry in particular, are continuing to undergo significant changes, primarily due to technological developments. Because of this rapid growth of technology, shifting consumer tastes and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of a film.

The Company's actual operating results may differ from its initial estimates.

The Company's operating results depend in large measure on public tastes, P&A, and other promotional success. The Company expects to generate its future revenues from the distribution and exploitation of the Film and the rights therein. The Company's future revenues will depend on getting the Film into distribution, upon the timing and the level of market acceptance of the Film, as well as upon the ultimate cost to distribute and promote it. The revenues derived from the distribution of the Film depend primarily on its acceptance by the public, which cannot be predicted and does not necessarily bear a direct correlation to the production costs incurred. The commercial success of the Film will also depend upon terms and conditions of its distribution, promotion, P&A, marketing and certain other factors. Accordingly, the Company's revenues are, and will continue to be, extremely difficult to forecast.

There is no guarantee revenues will remain consistent over time.

It is likely that revenues generated from the Film will not remain consistent over time. Even if the Company is successful in marketing and distributing the Film, revenues generated upon initial release will likely decrease over time as new products and shows are released into the marketplace.

The Film will be subject to the risks associated with the P&A and distribution of a film.

P&A and distribution costs are currently just an estimate and may significantly increase over time depending on many unknown outside influences, or those that may be known as related to the specific costs of currently expected expenditures for items still not under contract at a fixed price.

Force Majeure Events can materially impact our business.

There are certain events, including but not limited to, (i) acts of God, floods, droughts, earthquakes, or other natural disasters, (ii) epidemics or pandemics, (iii) terrorist attacks, civil war, civil commotion or riots, war, threats of or preparation for war, armed conflict, imposition of sanctions, embargoes, (iv) interruption or failure of utility services, and so on ("Force Majeure Events"), that can have an impact on our business operations, supply chains, travel, commodity prices, consumer confidence and business forecasts. For example, it could complicate our ability to promote, advertise and distribute the Film. Implementing health and safety protocols and measures during this period of time could add significant costs to our estimated budgets and delay the release of the same. There may be other effects stemming from Force Majeure Events that are deleterious to our Company which we have not yet considered.

The Company intends to distribute the Film on Angel Studios, Inc.[1]

The Company has a license agreement to distribute the Film through Angel Studios' streaming platform. Distribution channels and methods can also fall out of grace with users/viewers and we may not be able to adapt quickly enough to keep momentum for the adoption of viewers of our content.

---

[1] Roman/David to confirm

The Company will have to rely on the services of professionals and other key personnel who may be difficult to replace and the loss of any such persons could adversely affect the Company's business.

If the Company is not able to retain the services of key personnel retained by management, there will be a material adverse effect on the Company. If any one of these individuals becomes incapacitated or otherwise becomes unavailable, a qualified successor would have to be engaged. No assurance can be given that a qualified successor could be engaged. These professionals and key personnel also may be involved in other projects that may take them away from the marketing, promotion, advertising and distribution of the Film and cause delays, all of which may increase our costs and decrease the likelihood of being able to distribute the Film to the largest audience possible, which would have an adverse effect on the Company's business and prospects.

Most of our competitors, which include large and small studios and production companies, have significantly greater financial and marketing resources, as well as experience, than do we.

We are a very small and unproven entity as compared to our competitors. We will compete with film studios, both large and small, production companies, independent producers and agencies. Most of the major U.S. studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, that can provide both the means of distributing their products and stable sources of earnings that may allow them better to offset fluctuations in the financial performance of their operations. The major studios have more resources with which to compete for ideas, storylines and scripts. This may have a material adverse effect on our business, results of operations and financial condition. In addition, established smaller studios, production companies and agencies may have significantly greater financial and marketing resources than do we. Many have sophisticated websites and the ability to advertise in a wide variety of media. We will principally depend on the business contacts of our executive officers. There are no assurances that our approach will be successful.

We may be required to raise additional capital to fully fund our business plan.

Currently, we have no revenue-generating activities. The purpose of this offering is to raise an initial $1,235,000 towards the promotion, print and advertising (P&A), marketing and distribution of the Film. If the Company raises less than the maximum offering amount, it will either be required to seek alternative financing, which may not be available or may not be available on terms available to the company or investors, or the Company will be required to reduce its P&A budget.

Additional capital may not be available at such times or in amounts as needed by us. Even if capital is available, it might be available only on unfavorable terms. Any additional equity or debt financing into which we enter could be dilutive to our then existing members. Any future debt financing into which we enter may impose covenants upon us that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our equity, make certain investments and engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our members. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our scripts and manuscripts, or grant licenses on terms that are not favorable to us. If access to sufficient capital is not available as and when needed, our business will be materially impaired and we may be required to cease operations, curtail the acquisition, recycling or marketing of scripts and manuscripts, or we may be required to significantly reduce expenses, sell assets, seek a merger or joint venture partner, file for protection from creditors or liquidate all our assets.

Budget overruns may adversely affect the Company's business.

Actual P&A and distribution costs may exceed our budget, sometimes significantly. If the Film incurs substantial budget overruns, the Company may have to seek additional financing from outside sources to complete P&A and distribution of the Film. No assurance can be given as to the availability of such financing on terms acceptable to the Company.

A Filing on a Previous Reg D (Private Offering) was Not Filed on Time

The original owner of His Only Son Film LLC, who is now deceased, did not file with the SEC back in 2018 when he took private investments necessary to produce the film. Current owners, having learned that wasn't done, have now chosen to file retroactively to amend such a mistake and honor the rules in agreement with the investors.

The Company's success depends on protecting its intellectual property.

The Company's success will depend, in part, on its ability to protect its proprietary rights in the Film. The Company will rely primarily on a combination of copyright laws and other methods to protect its proprietary rights in the Film. However, there can be no assurance that such measures will protect the Company's proprietary information, or that its competitors will not develop screenplays for feature films otherwise similar to the Company's, or that the Company will be able to prevent competitors from developing a similar television series or film for production. The Company believes that its proprietary rights will not infringe on the proprietary rights of third parties. However, there can be no assurance that third parties will not assert infringement claims against the Company in the future with respect to the Film. Such assertion may require the Company to incur substantial legal fees and costs in order to protect its rights, or possibly enter into arrangements on terms unfavorable to it in order to settle such claims. To the extent that the Company fails to adequately protect its respective intellectual property rights in the Film, or if the financial burden of enforcing its rights becomes too cost-prohibitive, the Company may be unable to continue to implement its business strategy, which would have a material adverse-effect on the Company's business, prospects, financial condition, and results of operations.

Furthermore, the Film is intended to tell a story depicted in the Bible. Such stories have no copyright protection and other film or television series producers can tell and have previously told Bible stories on screen.

We may not generate sufficient cash flow to make distributions to you.

There is no assurance that we will ever have income sufficient to cover our expenses and have sufficient cash flow to make distributions to you. Ultimately, each investor's risk with respect to this offering includes the potential for a complete loss of their investment.

Add Risks related to the Offering

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate with potential investors to determine whether there is interest in the offering. All communications sent are deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to investors prior to the Offering are attached hereto. Some of these communications may not have included proper disclaimers required for "testing the waters."

The U.S. Securities and Exchange Commission does not pass upon the merits of the Crowd Notes or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

You may lose some or all of your initial purchase price for the Crowd Notes because the Crowd Notes are highly risky and speculative. Only investors who can bear the loss of their entire purchase price should purchase our Crowd Notes.

The Crowd Notes are highly risky and speculative because the Crowd Notes are unsecured, general recourse obligations of the Company. Crowd Notes are suitable purchases only for investors of adequate financial means. If you cannot afford to lose all of the money you plan to invest in the Crowd Note, you should not purchase the Crowd Note.

The Crowd Notes are not secured by any collateral or guaranteed or insured by any third party.

The Crowd Notes will not represent an obligation to any other party except the Company. The Crowd Notes are not secured by any collateral and are not guaranteed or insured by any governmental agency or instrumentality or any third party. As a result, there is no assurance or guarantee that our cash flow, profits and capital will be sufficient to repay our obligations under the Crowd Notes.

The Crowd Notes may be subordinated obligations of the Company.

The Crowd Notes will be subordinate to any future indebtedness of the Company that is not by its terms subordinate to or *pari passu* with the Crowd Notes. There is no limitation on the amount of indebtedness that we may incur which is senior in right of payment to the Crowd Notes. The Crowd Notes will be general unsecured obligations of the Company ranking effectively junior in right of payment to any future indebtedness of the Company to the extent of any collateral securing such indebtedness. If the Company is declared bankrupt, becomes insolvent or is liquidated or reorganized, any secured debt of the Company will be entitled to be paid in full from assets securing such indebtedness before any payment may be made with respect to the Crowd Notes.

The holders of the Crowd Notes will have no rights to control the operations of the Company.

The holders of the Crowd Notes will have no opportunity to control our day-to-day operations, which will be the responsibility of our directors and officers.

THE OFFERING

9. What is the purpose of this offering?

The purpose of this offering is to raise amounts for print and advertising (P&A) and the ultimate distribution of the Film, which we expect to be released on or around March 31st, 2023.

10. How does the issuer intend to use the proceeds of this offering? Funds are being used for marketing and distribution costs of the film as well as finalizing the film for said distribution.

Use of Funds:	If Target Offering Amount Sold:	If Maximum Offering Amount Sold:
Portal Intermediary Fees:	$20,000	$98,800
Escrow and Processing Fees	$5,000	$10,000
Marketing and Campaign Materials:	$20,000	$200,000
Print & Advertising Expenses:	$182,500	$842,700
Miscellaneous Expenses (Legal, Finishing Sound on Theatrical Release, Editing for Campaign and Marketing):	$22,500	$83,500
Total:	$250,000	$1,235,000

Stretch goals for in between the minimum and maximum are as follows:

$350,000 = Get optimal starting social media advertising budget

$500,000 = estimated 500 Theaters Nationwide

$550,000 = est 550 Theaters Nationwide

$600,000 = est 600 Theaters Nationwide

$650,000 = est 650 Theaters Nationwide

$700,000 = est 700 Theaters Nationwide

$750,000 = est 750 Theaters Nationwide

$800,000 = est 800 Theaters Nationwide

$850,000 = est 850 Theaters Nationwide

$900,000 = est 900 Theaters Nationwide

$950,000 = est 950 Theaters Nationwide

$1,000,000 = est 1,000 Theaters Nationwide

The above figures represent only estimated costs. The expected use of proceeds from this Offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will have broad discretion over the allocation of the net proceeds from this Offering. We may find it necessary or advisable to use the net proceeds from this Offering for other purposes,

and we will have broad discretion in the application of net proceeds from this Offering. In other words, we reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

11.   (a) Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? If so, provide copies of the materials used.

See attached exhibits for all testing-the-waters communications.

(b) How will the issuer complete the transaction and deliver securities to the investors?

If the offering reaches the target offering amount prior to the deadline, we may elect to do an initial closing of the offering and then continue to raise funds up to the maximum amount up to the deadline or until the maximum is raised. Upon closing, a notice will be sent to each investor confirming the amount of securities purchased. Investors may access their investments in their applicable VAS Portal, LLC (Angel Funding) user account.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled, and the committed funds will be returned.

You may cancel your investment with the above restrictions directly in your VAS Portal, LLC (Angel Funding) account by clicking on the cancel commitment button under the investment in your My Investments page.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered: The following is a description of the terms of the Crowd Notes. Also refer to the Form of Promissory Note which is Exhibit A to this Offering Statement for additional details.

- Investments will be in the form of an unsecured promissory note (a "Crowd Note"), which is a debt instrument. The Crowd Notes will be considered an indebtedness obligation of the Company. Each Crowd Note will have the same maturity date and "preferred return" amount of 120% of the investor's original principal amount of the Crowd Note.
- The Crowd Notes are a general debt obligation of the Company and are not secured by a security interest in any assets of the Company.
- The Crowd Notes will be due and payable as outlined above.
- The Crowd Notes will be subordinate in right of payment to all current and future indebtedness of the Company for borrowed money to banks, commercial finance lenders or other institutions regularly engaged in the business of lending money (whether or not such indebtedness is secured).
- The Crowd Notes will be treated as an unsecured debt of the Company during a dissolution and the maturity date of such Crowd Note will be accelerated to the date of dissolution of the Company.
- Payment under the loan from Angel Studios will be paid out of the proceeds of this offering and payment under the Crowd Notes will be paid as first money out of the revenue of the Company.
- Payments under the Crowd Notes will be paid pro rata among the holders of the Crowd Notes, without preference or priority of any kind, according to the original principal amount of the Crowd Note.

14. Do the securities offered have voting rights? ☐ Yes ☒ No

15. Are there any limitations on any voting or other rights identified above? ☐ Yes ☒ No

16. How may the terms of the securities being offered be modified?

In accordance with the Note Purchase Agreement, the amendment and the modification of the rights and obligations of the Company and the rights of the holders under the Note Purchase Agreement and the Crowd Notes may be made only with the consent of the holders of at least a majority of the aggregate principal of the Crowd Notes at the time outstanding.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are transferred:
     (1) to the issuer;
     (2) to an accredited investor;
     (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
     (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Equity	Amount Outstanding	Voting Rights	Other Rights
Common Units	155,000	Yes	
Class A Preferred Units	190,000	No	Preferred Return of 20% and Participation in Net Profits of Film Net Profits
Class B Preferred Units	140,000	No	Preferred Return of 20% - No Participation

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

NA

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☒ No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The principal security holders identified in Question 6 above have, in aggregate, control over all of the Company's business operations. The investors in this Offering, as holders of only unsecured promissory notes (in the case of the Crowd Notes), cannot, individually or as a group, remove the principal security holders or otherwise have control over the business of the Company.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The value of the Crowd Notes is based on the original principal amount of the Crowd Note, and no other valuation methodology. The return on investment is equal to 120% of the original principal amount of the Crowd Note and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An investor with a Crowd Note will hold no member/shareholder position in the Company, will not own any equity securities in the Company, and does not have any voting rights. Thus, a noteholder will be extremely limited as to his/her/its ability to control or influence the governance and operations of the Company. The marketability and value of the noteholder's interest in the Company, evidenced by the Crowd Note, will depend upon many factors outside the control of the investor. The Company will be managed by its officers and members and be governed in accordance with the strategic direction and decision-making of its management, and the investor will have no independent right to name or remove an officer or member of the management of the Company. Following the investor's investment in the Company, the Company may sell Crowd Notes or equity interests to additional investors, some of which may have senior rights to those of the investor's Crowd Note. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company.

23. What are the risks to purchasers associated with corporation actions including:

- Additional issuances of securities;

  Following the investor's investment in the Company via a Crowd Note, the Company may sell interests and/or promissory notes to additional investors, some of which may have senior rights to those of the investor's Crowd Note.

- Issuer repurchases of securities;

  The Company may have authority to repurchase its securities from holders. Such repurchase will typically have little effect on the investor because the investor holds a Crowd Note and is not a shareholder/member of the Company.

- A sale of the issuer or of assets of the issuer; or

  A Crowd Note will either be assumed by a prospective buyer or paid in full, including principal and accrued interest, if a change of control occurs.

- Transactions with related parties?

  The investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length but will be in all cases consistent with the duties of the management of the Company to its interest holders or its note holders (if any, with respect to the note holders). By acquiring a Crowd Note, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

As described above, His Only Son has entered into a campaign booster loan agreement with Angel Studios, Inc. in an amount up to $200,000 to be used towards funding this P&A loan offering and an initial spend on P&A.

25. What other exempt offerings has the issuer conducted within the past three years?

None

26. Was or is the issuer or any entities controlled by or under common control with the issuer party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

        (1) any director or officer of the issuer;

        (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting securities, calculated on the basis of voting power;

        (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

        (4) any immediate family member of any of the foregoing persons.

☒ No to all of this.

☐ If yes, for each such transaction, disclose the following:

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☒ Yes ☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

        The Company has a very limited operating history. The Company has expended capital in the formation of the entity and the production of the Film, which is now complete, but there are no current operations that would affect the liquidity of the Company, and no capital resources are yet needed until this offering closes for the post-production finishing, and marketing of the Film (P&A).

        Please see the attached Reviewed Financial Statements for the Company for the financials of the Company and the notes on those statements.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

        Please see disclosed Reviewed Financial Statements.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

     i.   in connection with the purchase or sale of any security? ☐ Yes ☒ No

     ii.   involving the making of any false filing with the Commission? ☐ Yes ☒ No

     iii.   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

     i.   in connection with the purchase or sale of any security? ☐ Yes ☒ No

     ii.   involving the making of any false filing with the Commission? ☐ Yes ☒ No

     iii.   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

     i.   at the time of the filing of this offering statement bars the person from:
              (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☒ No

              (B) engaging in the business of securities, insurance or banking? ☐ Yes ☒ No

              (C) engaging in savings association or credit union activities? ☐ Yes ☒ No

     ii.   constitutes a final order based on a violation of law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☒ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

     i.   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☒ No

     ii.   places limitations on the activities, functions or operations of such person?
           ☐ Yes ☒ No

     iii.   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☒ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i.   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☒ No

ii. Section 5 of the Securities Act? ☐ Yes ☒ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☒ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☒ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☒ No

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
    (1) any other material information presented to investors; and
    (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Offering Perks:
Each investor who invests any amount can choose to have their name (or the name of a family member or friend) in the film credits on the big screen.
After your investment goes through, an email will be sent requiring investors to opt-in to this perk.
For investors who invest $15,000 or more, they will be invited to a Q&A style video call with the director of the film (plus the previous perk).
For investors who invest $25,000 or more, they will be invited to the Film movie premiere (travel and lodging not included) (plus the previous perks).

North Capital Private Securities is the escrow facilitator (qualified third-party) for this offering.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

www.hisonlysonfilm.com

The issuer must continue to comply with the ongoing reporting requirements until:
(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the issuer liquidates or dissolves its business in accordance with state law.